Exhibit 99.2

NovaBridge Biosciences

Condensed Consolidated Balance Sheets

As of June 30, 2026 and December 31, 2025

(Unaudited)

(All amounts in thousands, except for share data, unless otherwise noted)

	As of
	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$190,637	$210,632
Short-term investments	210	210
Prepayments and other receivables	7,156	6,678
Total current assets	198,003	217,520
Property, equipment and software	1,266	140
Operating lease right-of-use assets	4,344	2,809
Investments at fair value, equity securities	25,057	37,241
Other non-current assets	2,872	2,812
Total assets	$231,542	$260,522

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables (including amounts with related parties of $120 and $1,131, as of June 30, 2026 and December 31, 2025, respectively - Note 17)	$15,768	$16,823
Operating lease liabilities, current	1,276	891
Other current liabilities	8,878	9,180
Total current liabilities	25,922	26,894
Operating lease liabilities, non-current	3,182	2,176
Other non-current liabilities	1,334	511
Total liabilities	30,438	29,581
Commitments and contingencies (Note 16)

Redeemable noncontrolling interest	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 270,740,388 shares issued as of June 30, 2026 and December 31, 2025 ; 266,798,199 and 265,377,891 outstanding as of June 30, 2026 and December 31, 2025, respectively)	$27	$27
Treasury Stock (3,942,189 and 5,362,497 shares as of June 30, 2026 and December 31, 2025, respectively)	(3,706)	(5,042)
Additional paid-in capital	1,532,920	1,526,718
Accumulated other comprehensive income	42,039	41,546
Accumulated deficit	(1,370,176)	(1,332,308)
Total shareholders’ equity	201,104	230,941
Total liabilities and shareholders’ equity	$231,542	$260,522

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

Condensed Consolidated Statements of Comprehensive Loss

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2026	2025
Expenses
Research and development expenses	$(14,329)	$(4,071)
Administrative expenses (including amounts with related parties of $576 and $55, for the six months ended June 30, 2026 and 2025 respectively - Note 17)	(26,416)	(8,309)
Total expenses	(40,745)	(12,380)
Loss from operations	(40,745)	(12,380)
Interest income, net	2,349	3,672
Other income, net	528	54
Loss before income tax expense	(37,868)	(8,654)
Income tax expense	—	—
Net loss	(37,868)	(8,654)
Net loss attributable to noncontrolling interests	—	—
Net loss attributable to shareholders of NovaBridge	$(37,868)	$(8,654)

Other comprehensive income:
Unrealized gain on available-for-sale debt securities, net of tax	$—	$3,644
Foreign currency translation adjustments, net of tax	493	11
Total other comprehensive income	493	3,655
Comprehensive loss	(37,375)	(4,999)
Comprehensive loss attributable to redeemable noncontrolling interests	—	—
Comprehensive loss attributable to shareholders of NovaBridge	$(37,375)	$(4,999)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	266,157,063	187,794,543
Net loss per share - basic and diluted	$(0.14)	$(0.05)
Net loss per ADS* - basic and diluted	$(0.33)	$(0.11)

*American depositary shares, each ten (10) American depositary shares representing twenty-three (23) ordinary shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(All amounts in thousands, except for share data, unless otherwise noted)

	Ordinary share					Accumulated
	($0.0001 par value)		Treasury stock		Additional	other		Total
	Number of		Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	equity
Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160
Foreign currency translation adjustments	—	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	—	(8,654)	(8,654)
Unrealized gain on available- for-sale debt securities	—	—	—	—	—	3,644	—	3,644
Share-based compensation	—	—	—	—	572	—	—	572
Issuance of ordinary shares for restricted share units	—	—	655,683	616	(616)	—	—	—
Balance as of June 30, 2025	194,073,729	$19	(5,965,551)	$(5,609)	$1,459,977	$37,039	$(1,294,693)	$196,733

Balance as of December 31, 2025	270,740,388	$27	(5,362,497)	$(5,042)	$1,526,718	$41,546	$(1,332,308)	$230,941
Foreign currency translation adjustments	—	—	—	—	—	493	—	493
Net loss	—	—	—	—	—	—	(37,868)	(37,868)
Share-based compensation	—	—	—	—	6,796	—	—	6,796
Exercise of stock options	—	—	1,191,073	1,120	(378)	—	—	742
Issuance of ordinary shares for restricted share units	—	—	229,235	216	(216)	—	—	—
Balance as of June 30, 2026	270,740,388	$27	(3,942,189)	$(3,706)	$1,532,920	$42,039	$(1,370,176)	$201,104

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(All amounts in thousands, unless otherwise noted)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(37,868)	$(8,654)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	6,796	572
Depreciation of property, equipment and software	75	36
Amortization of right-of use assets	527	388
Loss from disposal of property and equipment and software	28	16
Write-off of deferred cost for planned dual listing	3,796	—
Gain on disposal of investments, equity securities	(328)	—
Foreign exchange gain	(173)	—
Changes in operating assets and liabilities
Prepayments and other receivables	(4,274)	1,321
Other non-current assets	(60)	145
Accruals and other payables	(1,388)	(1,262)
Other non-current liabilities	615	—
Operating lease liability, net	(672)	(402)
Net cash used in operating activities	(32,926)	(7,840)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	210	154,885
Purchase of short-term and other investments	(210)	(49,960)
Purchase of property, equipment and software	(990)	(7)
Proceeds from disposal of property and equipment	—	47
Proceeds from disposal of investments, equity securities	13,233	—
Net cash generated from investing activities	12,243	104,965
Cash flows from financing activities
Proceeds from exercise of stock options	742	—
Net cash generated from financing activities	742	—
Effect of exchange rate changes on cash and cash equivalents	(54)	16
Net (decrease) increase in cash and cash equivalents	(19,995)	97,141

Cash and cash equivalents, beginning of period	210,632	68,263
Cash and cash equivalents, end of period	$190,637	$165,404

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$632	$505
Non-cash activities
Payables for purchase of property, equipment and software	$31	$—
Unrealized gain on available-for-sale debt securities	$-	$3,644

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in tables in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

NovaBridge Biosciences (the “Company” or “NovaBridge”), formerly known as I-Mab, was incorporated in the Cayman Islands on June 30, 2016 as an exempted company with limited liability under the Companies Act of the Cayman Islands. On January 17, 2020, the Company became listed on the Nasdaq Global Market in the United States. The Company and its subsidiaries (together the “Group”) are a global biotechnology company that identifies differentiated innovation and applies disciplined development, financing, and partnering strategies to create value. The Group's activities include business development, clinical development and portfolio management of product candidates, with the objective of advancing selected assets through clinical development and pursuing commercialization directly or through strategic collaborations, licensing arrangements or other business transactions.

Effective on October 29, 2025, the Company changed its name from “I-Mab” to “NovaBridge Biosciences.”

As of June 30, 2026, the Company’s subsidiaries are as follows:

			Percentage
			of direct
			or indirect
		Date of	ownership
	Place of	incorporation or	by the
Subsidiaries	incorporation	acquisition	Company	Principal activities
I-Mab Biopharma US Ltd.	United States	February 28, 2018	100%	Research and development of innovative medicines
I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”)	Hong Kong	July 8, 2016	100%	Investment holding
I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”)	People’s Republic of China	July 15, 2017	100%	Research and development of innovative medicines
Visara, Inc.	United States	September 24, 2025	58%	Research and development of innovative ophthalmology medicines
Bridge Health Bio-Tech (Shanghai) Co., Ltd. (“Bridge Health”)	People’s Republic of China	October 28, 2025	100%	Intellectual property holding
NovaBridge Biosciences (Shanghai) Co. Ltd.	People’s Republic of China	March 2, 2026	100%	Peoples Republic of China ("PRC") operations
NovaBridge Oncology	Cayman Islands	March 12, 2026	100%	Investment holding
NovaBridge Oncology (BVI) Limited	British Virgin Islands	March 24, 2026	100%	Investment holding
NovaBridge CV Limited	Cayman Islands	March 26, 2026	100%	Investment holding
OncoArc GmbH	Switzerland	June 9, 2026	100%	Research and development of innovative oncology medicines

2. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements as of that date, but does not include all of the accompanying disclosures. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Therefore, these condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and the related notes for the year ended December 31, 2025 included in our annual report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”), on April 7, 2026 (as amended by Amendment No. 1 to the annual report on Form 20-F, the “Annual Report”).

The results for six months ended June 30, 2026 are not necessarily indicative of the results to be expected for any subsequent period or for the year ending December 31, 2026.

There have been no material changes to the Group’s significant accounting policies or use of estimates, as described in that filing, for the six months ended June 30, 2026.

Recent accounting pronouncements

To be adopted in future periods

FASB ASU No. 2024-03 and 2025-01 – Disaggregation of Income Statement Expenses (Subtopic 220-40)

In November 2024 and January 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03 and 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), respectively. The standard requires entities to disaggregate operating expenses into specific categories, such as employee compensation, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. The standard is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted.

The Company is currently evaluating the impact that this guidance will have on its consolidated financial statement disclosures.

3. SEGMENT

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Group’s chief operating decision maker (the “CODM”) in deciding how to allocate resources and assessing performance. NovaBridge operated as a single segment company during the first half of 2025. In October 2025, NovaBridge established Visara Inc. (“Visara”) and began operating as a two segment company (“oncology” and “ophthalmology”). Beginning in the six month period ending June 30, 2026 the Group renamed its oncology and ophthalmology segments to NovaBridge and Visara, respectively. The prior periods have been conformed to the new names. The Group’s Chief Executive Officer remained the CODM for the period ending June 30, 2026.

During the six months ended June 30, 2026, the Group began separately disaggregating NovaBridge research and development expense into “GIVA” and “Other oncology” as a significant segment expense category reviewed by the CODM. The Group also began presenting the cash and cash equivalents balance to be reviewed by the CODM.

The Group’s CODM is regularly provided with the following disaggregated expense information included in the consolidated statements of comprehensive loss:

	Six Months Ended, June 30
	2026			2025
	NovaBridge	Visara	Total	NovaBridge
Segment revenue	$—	$—	$—	$—
Less:
Segment research and development expenses:
Direct clinical development expenses	7,925	54	7,979	189
GIVA	7,925	—	7,925	202
Other oncology	—	—	—	(13)
Employee-related expenses	3,408	1,340	4,748	2,775
Other research and development expenses(1)	1,040	562	1,602	1,107
Segment administrative expenses(2)	23,135	3,281	26,416	8,309
Other segment items(3)	(2,832)	(45)	(2,877)	(3,726)
Segment net loss	$(32,676)	$(5,192)	$(37,868)	$(8,654)

Cash and cash equivalents	$165,464	$25,173	$190,637	$165,404

(1)
Other research and development expenses include R&D services and other R&D overhead expenses.
(2)
Segment administrative expenses includes administrative employee benefit and other overhead expenses, and professional service fees.
(3)
Other segment items include interest income, foreign currency exchange gains and losses, gains on the sale of equity securities, and amortization and depreciation expense and other overhead expenses.

4. ASSET ACQUISITIONS AND STRATEGIC TRANSACTIONS

Visara Series A Subscription Agreement

On September 24, 2025, the Group established Visara to facilitate the expansion into the field of ophthalmology. On October 14, 2025, the Group entered into the Series A Subscription Agreement (the “Series A Financing”) with Visara and AffaMed Therapeutics (HK) Limited (“AffaMed”). The Series A Financing capitalized Visara and provided funding for the acquisition of certain licensed assets and general working capital purposes. Additional information regarding the Series A Financing is included in the Company’s Annual Report.

In connection with the Series A Financing, Visara acquired certain rights, title, and interest related to VIS-101 (also known as AM712 and ASKG712) in countries worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea and India (the “ex-China Rights”) from AffaMed, through the Assignment (as defined below in Note 13 – Licensing and Collaboration Arrangements), in exchange for Series A preferred stock and $5.0 million in cash consideration. The Group continues to consolidate Visara, and AffaMed's ownership interest is presented as redeemable noncontrolling interest ("NCI") in the condensed consolidated financial statements. As of December 31, 2025 and June 30, 2026, the carrying amount of the redeemable NCI was nil. No adjustments were made to the carrying amount of the redeemable NCI as additional losses incurred by Visara were absorbed by the Group as the Parent under the HLBV Method. No additional adjustments were made to the carrying amount as the redemption features of the Series A preferred stock was not probable as of June 30, 2026.

Bridge Health Asset Acquisition

On October 28, 2025, the Company’s wholly-owned subsidiary, I-Mab Hong Kong, acquired 100% ownership of Bridge Health pursuant to an equity purchase agreement. The transaction was accounted for as an asset acquisition under ASC 805, Business Combinations, as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable IPR&D asset. The acquisition provided the Group with the rights worldwide, subject to a bispecific collaboration agreement with ABL Bio, to bispecific and multi-specific applications, including bispecific and multi-specific antibodies and ADCs, based on the CLDN18.2 parental antibody used in givastomig.

Pursuant to the equity purchase agreement, the Company remains obligated to make certain non-contingent payments through 2027 and may be required to make contingent milestone payments of up to $3.9 million upon the achievement of specified development and regulatory milestones. As of June 30, 2026, no contingent consideration has been recognized as the related milestones are not considered probable and reasonably estimable.

Additional information regarding the equity purchase agreement is included in the Company’s Annual Report.

5. PREPAYMENTS AND OTHER RECEIVABLES

During the six months ended June 30, 2026, the Company determined that deferred costs previously capitalized in connection with the proposed dual primary listing to the Hong Kong Exchanges and Clearing Limited (“HKEx”) were no longer expected to provide a future economic benefit. Accordingly, the Company wrote off approximately $3.8 million of deferred offering fees, which primarily consisted of legal, audit, and other professional fees incurred in connection with the proposed offering.

The write-off was recorded as a component of administrative expenses in the condensed consolidated statement of operations for the six months ended June 30, 2026.

	As of
	June 30, 2026	December 31, 2025
Receivable from collaboration agreement	$5,120	$1,664
Interest receivable	2	5
Prepayments:
– Deferred offering fees(1)	393	4,189
– Prepayments for insurance and other services	1,064	519
– Prepayments for employee incentives	59	177
Other receivables	518	124
Total prepayments and other receivables	$7,156	$6,678

(1)
Deferred offering fees represent incremental costs directly attributable to the Company’s equity offerings, including legal and other professional fees associated with the Company’s application to the HKEx in connection with a proposed dual primary listing of its ordinary shares, and registration of ADSs on August 1, 2025. These costs are capitalized as a prepayment in the consolidated balance sheets.

6. LEASES

As of June 30, 2026, the Group has operating leases recorded on its balance sheet for certain office spaces that expire on various dates through 2031. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.

The Group entered into a lease agreement in April, 2026 for office space in Shanghai, China and recorded an operating lease right-of-use asset and corresponding operating lease liability of $2.1 million and $1.9 million for the six months ended June 30, 2026.

Information related to operating leases as of June 30, 2026 and December 31, 2025 are as follows:

	As of
	June 30, 2026	December 31, 2025
Assets
Operating lease right-of-use assets, non-current	$4,344	$2,809
Liabilities
Operating lease liabilities, current	$1,276	$891
Operating lease liabilities, non-current	$3,182	$2,176
Weighted average remaining lease term (years)	4.2	3.6
Weighted average discount rate	4.3%	5.7%

Information related to operating lease activities during the six months ended June 30, 2026 and 2025 are as follows:

	Six Months Ended June 30,
	2026	2025
Operating lease expense	$626	$491
Expense for short-term leases within 12 months	$6	$21

On September 12, 2024, the Group entered into an agreement to sublease its office and laboratory space in San Diego with a total minimum sublease income of $2.7 million over a term of approximately 3 years and 7 months. For the six months ended June 30, 2026, the Group recognized $0.6 million in sublease income under the agreement.

Future minimum lease payments from June 30, 2026 until the expiration of the leases are as follows:

Remainder of 2026	$696
2027	1,457
2028	976
2029	784
2030	686
Thereafter	312
Total undiscounted lease payments	$4,911
Less: imputed interest	(453)
Total lease liabilities	$4,458

7. INVESTMENTS

Investments in TJ Biopharma

Sale of Equity Securities

In January 2026, the Group completed the sale of a portion of its Series C shares of TJ Biopharma (Hangzhou) Co., Ltd. (“TJ Biopharma”), representing approximately 3.2% of TJ Biopharma’s ownership interest (the “Series C Sale”), for aggregate consideration of $13.2 million. Upon completion of the Series C Sale, the Group's ownership interest in TJ Biopharma decreased to approximately 9.0%.

During the six months ended June 30, 2026, the Group recognized a net gain of $0.3 million related to the Series C Sale, which was recorded in other income, net in the condensed consolidated statements of comprehensive loss.

Fair Value Measurements

The following table summarizes the Group’s financial assets measured and recorded at fair value on a recurring basis as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, equity securities	$—	$—	$25,057	$25,057

	December 31, 2025
	Active market	Observable input	Unobservable input
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Investments at fair value, equity securities	$—	$—	$37,241	$37,241

The roll forward of major Level 3 financial assets are as follows:

	Investments in available-for-sale		Investments in
	debt securities		equity securities
Fair value of Level 3 financial assets as of December 31, 2024	$30,824		$—
Fair value change of available-for-sale debt securities	3,644		—
Fair value of Level 3 financial assets as of June 30, 2025	$34,468		$—

Fair value of Level 3 financial assets as of December 31, 2025	$—	(1)	$37,241
Disposal of investments, equity securities			(12,905)
Total gains included in earnings	—		173
Total gains included in other comprehensive income	—		548
Fair value of Level 3 financial assets as of June 30, 2026	$—		$25,057

(1) On October 31, 2025 (the “Amendment Date”), the Group executed a Supplemental Agreement with TJ Biopharma. As a result of this amendment, effective on the Amendment Date, the Group reclassified its investment in TJ Biopharma preferred shares from available-for-sale debt securities to equity securities.

The Group used OPM pricing model and market-based roll forward approach to measure the fair value of the equity securities investments as of June 30, 2026 and December 31, 2025. Key assumptions, such as expected volatility, expected term, risk-free rate and market indices are determined by the directors of the Company with best estimate

8. ACCRUALS AND OTHER PAYABLES

	As of
	June 30, 2026	December 31, 2025
Accrued research and development expenses	$2,528	$3,715
Employee salaries and benefits	3,273	2,778
Accrued legal expenses	1,812	1,595
Accrued other administrative expenses	3,515	5,530
Accounts Payable	4,640	3,205
Total accruals and other payables	$15,768	$16,823

9. OTHER CURRENT LIABILITIES

	As of
	June 30, 2026	December 31, 2025
Refundable deposit related to TJ Biopharma preferred shares sale(1)	$7,533	$7,316
Bridge Health acquisition cost(2)	537	1,864
Withholding and value added taxes	599	—
Incentive payment from depository bank	209	—
Total other current liabilities	$8,878	$9,180
(1)
In September 2025, the Group entered into an agreement with TJ Biopharma to facilitate the sale of the Group’s holding of TJ Biopharma’s preferred shares, whereby TJ Biopharma paid the Group a cash deposit. See the Company’s Annual Report for additional information.
(2)
Represents the current portion of the non-contingent quarterly payments related to the Bridge Health acquisition. See Note 4 – Asset Acquisitions and Strategic Transactions for additional information.

10. INCOME TAXES

The Group did not record any tax provision for the six months ended June 30, 2026 and 2025, primarily due to its expected tax losses for the periods and maintaining a full valuation allowance against its net deferred tax assets.

The Group’s estimate of the realizability of the deferred tax asset is dependent on estimates of projected future levels of taxable income. In analyzing future taxable income levels, the Group considered all evidence currently available, both positive and negative. Based on this analysis, the Group has recorded a valuation allowance for all deferred tax assets as of June 30, 2026 and December 31, 2025.

As of June 30, 2026 and December 31, 2025, the Group had no unrecognized tax benefits or accrued interest and penalties recorded. No interest and penalties were recognized during the six months ended June 30, 2026 and 2025.

11. TREASURY SHARES

For the six months ended June 30, 2026 and 2025, 229,235 and 655,683 shares of treasury stock were used for the issuance of ordinary shares for vesting of restricted share units (“RSUs”), and 1,191,073 and 0 for the exercise of options, respectively. As of June 30, 2026 and December 31, 2025, 3,942,189 and 5,362,497 ordinary shares were recorded as treasury stock, respectively.

12. SHARE-BASED COMPENSATION

Predecessor Plans

Prior to the adoption of the 2025 Plan (as defined below), the Company maintained several equity incentive plans, including the 2017, 2018, 2019, 2020, 2021, 2022, and 2024 Share Incentive Plans (collectively, the “Predecessor Plans”). These plans were designed to attract and retain key personnel through equity-based awards. As of June 30, 2026, no shares remained available for issuance under any of the Predecessor Plans.

2025 Omnibus Share Incentive Plan

On September 3, 2025, the Company adopted the 2025 Omnibus Share Incentive Plan (the “2025 Plan”). The maximum aggregate number of ordinary shares of the Company authorized for issuance under the 2025 Plan is 18,810,820 ordinary shares plus (a) any returning shares which become available from time to time, plus (b) the sum of any shares which, but for the termination of the Predecessor Plans immediately prior to the effective date, were at such time reserved and available for issuance under the Predecessor Plans but not issued or subject to outstanding awards. As of June 30, 2026, 10,523,854 ordinary shares were available to issue under the 2025 Plan.

2025 Share Incentive Scheme

On September 3, 2025, the Company adopted the 2025 Share Incentive Scheme (the “2025 Scheme”). The maximum aggregate number of ordinary shares of the Company authorized for issuance under the 2025 Scheme is 13,238,741 ordinary shares.

Options

The Company’s stock option grants are subject to market or service-based vesting conditions. Market-based vesting conditions are tied to the Company's share price at one or more specified thresholds, while service-based vesting conditions generally vest over a three- to four-year period, and have a ten-year contractual term. These stock options are accounted for as equity awards in accordance with ASC 718, Compensation—Stock Compensation, and are subject to forfeiture until vested through continued employment or service with the Company.

The following is a summary of options activity during the six months ended June 30, 2026:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	options	price	term (years)	$
Outstanding as of December 31, 2025 (1)	28,357,355	$1.34	9.3	$15,395
Granted (1)	9,386,309	$1.12	—	—
Exercised	(1,191,073)	$0.58	—	—
Forfeited	(2,168,440)	$0.56	—	—
Expired	(6)	$0.76	—	—
Outstanding as of June 30, 2026 (1)	34,384,145	$1.35	8.8	$1,662
Options vested and exercisable as of June 30, 2026	4,838,206	$1.43	5.4	$1,290

(1)
Included in the outstanding awards as of December 31, 2025 were 15,989,193 options subject to both serviced-based and market-based vesting conditions tied to the Company’s share price at one or more specified thresholds (the “Market and Service-based Options”). During the six months ended June 30, 2026, 8,994,861 additional Market and Service-based Options were granted. As of June 30, 2026, 24,984,053 Market and Service-based Options remained outstanding.

Service-based Options

For the six months ended June 30, 2026 and 2025, the Group recognized a total share-based compensation expense of $1.3 million and $0.4 million, respectively, related to awards with service-based vesting conditions (the “Service-based Options”). As of June 30, 2026, unamortized stock compensation expense related to unvested options was $5.1 million, which is expected to be recognized over a weighted-average period of 3.3 years.

The total intrinsic value of Service-based Options exercised during the six months ended June 30, 2026 and 2025 was $0.3 million and nil, respectively.

The weighted average grant-date fair value per share of stock options granted during the six months ended June 30, 2026 and 2025 was $1.09, and $0.40, respectively.

During the six months ended June 30, 2026 and 2025, the Group estimated the fair value of stock options using the Black Scholes Option Pricing Model (“BSOPM”) on the grant date.

The BSOPM require a number of assumptions in order to derive a fair value determination for each type of award. Expected volatility is derived from a combination of the historical volatilities of the Group and select publicly traded peers for a period consistent with the underlying instrument’s expected term. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield curve of a zero-coupon, U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. Dividend yields are based on the Group’s history and expected future actions. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

The assumptions used in the BSOPM, respectively, were as follows:

Six Months Ended
June 30, 2026
Fair value of common stock	$1.41
Weighted average expected term (years)	6.0
Weighted average expected volatility	92.3%
Risk-free interest rate	3.8%
Dividend yield	—

Six Months Ended
June 30, 2025
Fair value of common stock	$0.54
Weighted average expected term (years)	6.0
Weighted average expected volatility	86.8%
Risk-free interest rate	4.1%
Dividend yield	—

Market and Service-based Options

Compensation expense for the Market and Service-based Options will be recognized over the vesting period of the awards based on the fair value of the award at the grant date, regardless of whether the market condition is satisfied. The fair value of Market and Service-based Options granted is estimated using a Monte Carlo simulation to address the path-dependent nature of the market-based vesting conditions. Based on the award term, equity value, expected volatility, risk-free rate, and a series of random variables with a normal distribution, the future equity value was simulated. Each trial within the simulation includes assumptions of achieving a per share valuation level of the Company’s Ordinary Share Equivalents as stipulated in the agreement to determine whether the market-based conditions are met resulting in vesting or not, and the future value of the award. Ordinary Share Equivalent refers to the number of ordinary shares into which an option, RSU, or other equity-based instrument would convert at the election of the holder on a proportional basis, considering the ratio of ADS to ordinary shares. Our ADSs are publicly traded, whereas our ordinary shares are not. The valuation of stock options, RSUs, or other equity-based instruments is based on the implied ordinary share price, derived from the market price of ADSs, adjusted for the ADS-to-ordinary-share conversion ratio and any applicable differences in liquidity, marketability, or other relevant factors.

For the six months ended June 30, 2026, the Group recognized a total share-based compensation expense of $4.9 million related to Market and Service-based Options. The Group did not record any share-based compensation expense related to the Market and Service-based Options for the six months ended June 30, 2025. As of June 30, 2026, total unamortized share-based compensation expense related to unvested Market and Service-based Options was $23.2 million, which is expected to be recognized over a weighted-average period of 2.9 years.

The weighted-average grant date fair value of the Market and Service-based Options granted during the six months ended June 30, 2026 was $0.59.

No Market and Service-based Options were granted during the six months ended June 30, 2025.

No Market and Service-based Options were exercised during the six months ended June 30, 2026 and 2025, respectively.

The assumptions used in the valuation model were as follows:

Six Months Ended
June 30, 2026
Fair value of ordinary shares	$0.81
Weighted average expected term (years)	4.6
Weighted average expected volatility	91.0%
Risk-free interest rate	4.4%
Dividend Yield	—

RSUs

The following is a summary of RSU activities during the six months ended June 30, 2026:

		Weighted average
	Number of	grant date
	RSUs	fair value
Unvested as of December 31, 2025 (1)	5,259,065	$0.83
Granted	4,708,213	$0.77
Vested	(229,266)	$0.76
Forfeited (1)	(3,438,477)	$0.46
Unvested as of June 30, 2026 (1)	6,299,535	$0.99

(1)
Included in the unvested awards as of December 31, 2025 were 2,863,500 units that would have been eligible to vest upon the satisfaction of specified market-based conditions tied to the price of the Company’s publicly traded shares at three distinct price threshold levels (the “Market-based Units”). As of June 30, 2026, this award was forfeited and no Market-based Units remained outstanding.

Time-based Units

For the six months ended June 30, 2026 and 2025, the Group recorded a total share-based compensation expense of $0.7 million and $0.1 million, respectively, related to awards with service-based vesting conditions (the “Time-based Units”). As of June 30, 2026, total share-based compensation cost not yet recognized related to unvested Time-based Units was $4.8 million, which is expected to be recognized over a weighted-average period of 2.7 years.

The weighted-average grant date fair value of the Time-based Units granted during the six months ended June 30, 2026 and 2025 was $0.77 and $0.53, respectively.

Market-based Units

Compensation expense for the Market-based Units will be recognized over the vesting period of the awards based on the fair value of the award at the grant date, regardless of whether the market condition is satisfied. The fair value of Market-based Units granted is estimated using a Monte Carlo simulation. For the six months ended June 30, 2026, and 2025, the Group recognized $(0.3) million and

$0.1 million of share-based compensation expense related to the Market-based Units, respectively. As of June 30, 2026, there is no remaining share-based compensation expense related to the Market-based Units to be recognized.

No Market-based Units were granted during the six months ended June 30, 2026 and 2025.

The total share-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items on the consolidated statements of comprehensive loss:

	Six Months Ended June 30,
	2026	2025
Research and development expenses	$341	$(65)
Administrative expenses	6,455	637
Total	$6,796	$572

13. LICENSING AND COLLABORATION ARRANGEMENTS

The following is a description of the Group’s significant licensing and collaboration agreements.

Licensing Agreements

Licensing Agreement with AffaMed

On October 14, 2025, in connection with the Series A Subscription Agreement, the Group through Visara, entered into an assignment and assumption agreement with AffaMed pursuant to which AffaMed assigned (the “Assignment”) certain rights to develop, commercialize and otherwise exploit VIS-101 to Visara in countries worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea and India (the “ex-China Rights”) under the existing exclusive license agreement dated November 6, 2021 between AffaMed and Askgene Pharma Inc (“AskGene”). See Note 16 – Commitments and contingencies for details regarding the Group’s related party relationship and additional information regarding the licensing agreement with AffaMed in the Company's Annual Report.

Licensing Agreement with AskGene and Everest

On October 15, 2025, the Group, through Visara, entered into an licensing agreement with AskGene Pharma, Inc.(“AskGene”) for an exclusive royalty-bearing license to develop VIS-101 in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Asian Territories”) for an upfront payment in the amount of $7.0 million and reimbursement of certain costs incurred in connection with AskGene’s ongoing Phase 2a study and long-term toxicology study of VIS-101 up to an aggregate amount of RMB 24 million. On October 28, 2025, Visara assigned its rights in the Asian Territories to Everest Medicines (Singapore) Pte. Ltd. (“Everest”) for an upfront payment in the amount $7.0 million and assumption of all payment obligations under the license agreement between Visara and AskGene. For the year ended December 31, 2025, and six months ended June 30, 2026, there was no impact to the Group’s consolidated statements of comprehensive loss resulting from the aforementioned transactions. Everest, an affiliate of CBC Group, and CBC Group are our principal shareholders. See Note 16 – Commitments and contingencies for details regarding the Group’s related party relationship and transactions.

Collaboration Arrangements

Collaboration Agreement with ABL Bio

In July 2018, the Group entered into a collaboration agreement with ABL Bio, which has been subsequently amended, whereby both parties agreed to collaborate to develop two bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include Greater China and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. The Group's rights in the collaboration agreement are limited to a 50/50 split for worldwide rights excluding Greater China and South Korea. Under the Collaboration Agreement with ABL Bio, the Group recognized cost sharing reimbursements of $5.1 million and $3.4 million during the six months ended June 30, 2026 and 2025.

Clinical Trial Collaboration and Supply Agreement with Bristol Myers Squibb

In June 2024, the Group entered into a clinical trial collaboration and supply agreement with Bristol-Myers Squibb Company (“BMS”) to evaluate the Group’s novel bispecific antibody, givastomig, targeting Claudin18.2 x 4-1BB in clinical trials, in combination with BMS’s anti-PD-1 monoclonal antibody product known as OPDIVO® (nivolumab). Under the terms of the agreement, the Group will be responsible for sponsoring and conducting, at its own cost, a multi-national Phase 1 trial of givastomig in combination with nivolumab. BMS has manufactured and supplied nivolumab to the Group solely for the conduct of the combination therapy at no charge to the Group. BMS grants to the Group a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to use nivolumab in research and development solely to the extent necessary to conduct the combination therapy, seek regulatory approval for, and upon such regulatory approval, market and promote givastomig for use in the combination therapy with nivolumab. The Group grants to BMS a non-exclusive, non-transferable, fully-paid-up, royalty-free license worldwide, except for certain specified territory, to seek regulatory approval for, and upon such regulatory approval, market and promote nivolumab in the combination therapy with givastomig.

14. OTHER INCOME, NET

The following table summarizes other income, net recognized for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
Gain on disposal of investments, equity securities	328	-
Net foreign exchange gains/(loss)	159	(1)
Income of incentive payment from depository bank	-	256
Other	41	(201)
Total other income, net	$528	$54

15. NET LOSS PER SHARE

Basic and diluted net loss per share for the six months ended June 30, 2026 and 2025 are calculated as follows:

	Six Months Ended June 30,
	2026	2025
Numerator:
Net loss	$(37,868)	$(8,654)
Denominator:
Denominator for basic and diluted loss per share calculation- weighted average number of common shares outstanding	266,157,063	187,794,543
Net loss per share - basic and diluted	$(0.14)	$(0.05)

The Group reported a net loss for the six months ended June 30, 2026 and 2025. As a result, all outstanding RSUs and stock options have been excluded from the computation of diluted loss per share for the six months ended June 30, 2026 and 2025 as their effects would be anti-dilutive. The potentially dilutive securities that have not been included in the calculation of diluted net loss per are as follows:

	Six Months Ended June 30,
	2026	2025
RSUs	6,299,535	4,467,657
Stock options	34,384,145	9,980,595

16. COMMITMENTS AND CONTINGENCIES

The Group did not have significant long-term obligations, or guarantees as of June 30, 2026 and December 31, 2025.

17. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group for the six months ended June 30, 2026 and 2025:

Name of related parties	Relationships with the Group
ABio-X Holdings, Inc.

A wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P. C-Bridge Healthcare Fund V, L.P. and its affiliates hold more than 15% of the total outstanding shares of the Company.

Everest Medicines (Singapore) Pte. Ltd	A subsidiary of Everest Medicines Limited, one of Group’s principal shareholders.
AffaMed Therapeutics (HK) Limited	An affiliate of CBC Group, one of the Group’s principal shareholders.
C-Bridge Joint Value Creation (HK) Limited	A subsidiary of CBC Group, one of the Group’s principal shareholders.

The following table summarizes the Group’s major transactions with related parties for the periods presented:

		Six Months Ended June 30,
		2026	2025
Services received from related parties:
AffaMed Therapeutics (HK) Limited	R&D service fee charged for Visara	$16	$—

ABio-X Holdings, Inc.	Business development and related services	466	55
C-Bridge Joint Value Creation (HK) Limited	Consulting services	94	—
Total services received from related parties		$576	$55

The following table summarizes the amounts due to related parties for the periods presented:

		As of
		June 30, 2026	December 31, 2025
ABio-X Holdings, Inc.	Accruals and other payables	$26	$1,131
C-Bridge Joint Value Creation (HK) Limited	Accruals and other payables	94	—
Total accruals and other payables to related parties		$120	$1,131

18. CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, short-term investments, and other receivables. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of June 30, 2026 and December 31, 2025, substantially all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the United States and China. Management believes these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the other receivables, the Group performs on-going credit evaluations of the financial condition of its customers and counterparties.

19. SUBSEQUENT EVENTS

On July 13, 2026, the board of directors of the Company approved and authorized the Company’s 2026 Share Incentive Plan (the “2026 Plan”). Under the 2026 Plan, the maximum aggregate number of ordinary shares of the Company that may be issued initially shall be 11,960,000 shares. The maximum aggregate number of shares authorized for issuance under the 2026 Plan will be subject to an annual increase on January 1 of each calendar year beginning in 2027, in an amount equal to the lesser of (i) 3% of the Company’s outstanding shares as of the immediately preceding December 31 and (ii) such smaller number as determined by the Board. The 2026 Plan became effective on July 13, 2026 and will continue in effect for a term of ten years.